SERVIDYNE, INC.
1945 The Exchange
Suite 300
Atlanta, Georgia 30339-2029
July 21, 2008
VIA EDGAR “CORRESPONDENCE”
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Servidyne, Inc. Preliminary Proxy Statement File No. 000-10146
Dear Sir or Madam:
     Enclosed for filing is the preliminary Proxy Statement of Servidyne, Inc. (the “Company”) for its 2008 Annual Meeting of Shareholders. At the annual meeting, shareholders are being asked to (1) elect directors; and (2) approve an increase in the number of shares authorized for issuance under the Company’s Articles of Incorporation.
     The Company currently intends to first mail its definitive Proxy Statement to its shareholders on or about July 31, 2008. Please direct any questions to the undersigned at (770) 953-0304. Thank you.

Yours sincerely,

/s/ Rick A. Paternostro

Rick A. Paternostro Chief Financial Officer